EXHIBIT 99




Explanation of Responses:

Note: Has voting power of nine (9) family trusts totaling 17,673 shares. All Trust accounts are held in street name. Shares (totaling 3,294 shares) formerly held by daughters have been transferred to street accounts. No sales of stock were made. Mr. Shein previously disclaimed any beneficial ownership of such shares.